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EMAIL:  MREDA@OLSHANLAW.COM

DIRECT DIAL:  212.451.2260

October 6, 2016

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Depomed, Inc. (“Depomed” or the “Company”)
Preliminary Proxy Statement filed on Schedule 14A filed by
Starboard Value LP, et al. (collectively, “Starboard”)
Filed on September 21, 2016 File No. 001-13111

Dear Mr. Duchovny:

Reference is made to that certain letter to the Securities and Exchange Commission (the “Commission”), dated October 5, 2016 (the “Response Letter”), responding to the comment letter of the Staff (the “Staff”) of the Commission, dated September 30, 2016 (the “Staff Letter”), with regard to the above-referenced matter. On behalf of Starboard, we are hereby supplementing the Response Letter to provide the requested opinion of counsel (the “Opinion of Counsel”) pursuant to Comment No. 7 of the Staff Letter on the application of the cumulative voting provisions under Section 303(a) of the California Corporations Code with respect to Starboard’s proposal to remove the entire Board of Directors of Depomed. Accordingly, attached hereto as Exhibit A, please find the Opinion of Counsel from Munger, Tolles & Olson LLP, which has acted as special California counsel to Starboard in connection with Starboard’s call for a special meeting of shareholders of Depomed.

* * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan M. Reda

Meagan M. Reda

cc:	Jeffrey C. Smith, Starboard Value LP Steve Wolosky, Olshan Frome Wolosky LLP Andrew Freedman, Olshan Frome Wolosky LLP

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 6, 2016

Exhibit A

(See attached)

MUNGER, TOLLES & OLSON LLP

355 SOUTH GRAND AVENUE
THIRTY-FIFTH FLOOR
LOS ANGELES, CALIFORNIA 90071-1560
TELEPHONE (213) 683-9100
FACSIMILE (213) 687-3702

560 MISSION STREET
SAN FRANCISCO, CALIFORNIA 94105-2907
TELEPHONE (415) 512-4000
FACSIMILE (415) 512-4077

RONALD L. OLSON†
ROBERT E. DENHAM
JEFFREY I. WEINBERGER
CARY B. LERMAN
GREGORY P. STONE
BRAD D. BRIAN
BRADLEY S. PHILLIPS
GEORGE M. GARVEY
WILLIAM D. TEMKO
STEPHEN M. KRISTOVICH
JOHN W. SPIEGEL
TERRY E. SANCHEZ
STEVEN M. PERRY
MARK B. HELM
JOSEPH D. LEE
MICHAEL R. DOYEN
MICHAEL E. SOLOFF
GREGORY D. PHILLIPS
KATHLEEN M. McDOWELL
GLENN D. POMERANTZ
THOMAS B. WALPER
JAY M. FUJITANI
O'MALLEY M. MILLER
SANDRA A. SEVILLE-JONES
MARK H. EPSTEIN
HENRY WEISSMANN
KEVIN S. ALLRED
JEFFREY A. HEINTZ
JUDITH T. KITANO
KRISTIN A. LINSLEY
MARC T.G. DWORSKY
JEROME C. ROTH
STEPHEN D. ROSE
GARTH T. VINCENT
TED DANE
STUART N. SENATOR
MARTIN D. BERN
DANIEL P. COLLINS
ROBERT L. DELL ANGELO
BRUCE A. ABBOTT
JONATHAN E. ALTMAN
MARY ANN TODD
MICHAEL J. O'SULLIVAN
KELLY M. KLAUS
DAVID B. GOLDMAN
KEVIN S. MASUDA
DAVID H. FRY
LISA J. DEMSKY
MALCOLM A. HEINICKE
GREGORY J. WEINGART
SUSAN E. NASH
TAMERLIN J. GODLEY
JAMES C. RUTTEN
RICHARD ST. JOHN
ROHIT K. SINGLA
LUIS LI
CAROLYN HOECKER LUEDTKE
C. DAVID LEE
FRED A. ROWLEY, JR.
KATHERINE M. FORSTER
BLANCA FROMM YOUNG
RANDALL G. SOMMER
ROSEMARIE T. RING
TODD J. ROSEN
MELINDA EADES LeMOINE
SETH GOLDMAN
GRANT A. DAVIS-DENNY
JONATHAN H. BLAVIN
DANIEL B. LEVIN
MIRIAM KIM
MISTY M. SANFORD
KATHERINE KU
HAILYN J. CHEN
BETHANY W. KRISTOVICH
JACOB S. KREILKAMP
JEFFREY Y. WU
LAURA D. SMOLOWE
ANJAN CHOUDHURY
KYLE W. MACH
HEATHER E. TAKAHASHI
ERIN J. COX
BENJAMIN J. HORWICH
E. MARTIN ESTRADA
KIMBERLY A. CHI
ADAM R. LAWTON
MATTHEW A. MACDONALD
MARGARET G. MARASCHINO
BENJAMIN J. MARO
JOEL M. PURLES
JESLYN A. EVERITT
MARK R. SAYSON
JEREMY A. LAWRENCE
BENJAMIN E. FRIEDMAN
CHRISTOPHER M. LYNCH
RAY S. SEILIE
ADAM I. KAPLAN
AMELIA L.B. SARGENT
BRYAN H. HECKENLIVELY

†A PROFESSIONAL CORPORATION

LAURA WIRTH
JASMINE M. ROBERTS
LAURA K. LIN
GREGORY M. SERGI
ACHYUT J. PHADKE
MARI OVERBECK
JESSE MAX CREED
JOHN M. GILDERSLEEVE
ERIC K. CHIU
SARAH L. GRAHAM
ZACHARY M. BRIERS
JENNIFER M. BRODER
SAMUEL T. GREENBERG
CAROLINE M. CUNNINGHAM
EMILY B. VIGLIETTA
KEVIN L. BRADY
EMILY R.D. MURPHY
ELLEN MEDLIN RICHMOND
JORDAN D. SEGALL
WESLEY T.L. BURRELL
CHRISTA L. CULVER
KAREN A. LORANG
KURUVILLA J. OLASA
JUSTIN P. RAPHAEL
CRAIG A. LAVOIE
ROBERT W. GRAY, JR.
THOMAS P. CLANCY
JOSHUA PATASHNIK
ERIC C. TUNG
GUHA KRISHNAMURTHI
JOSHUA S. MELTZER
SARA E. CROLL
ADAM B. WEISS
ROSE LEDA EHLER
AMY L. GREYWITT
NASSIM NAZEMI
CATHLEEN H. HARTGE
JOON S. HUR
MARIA JHAI
ADAM P. BARRY
JENNIFER L. BRYANT
JUSTIN T. HELLMAN
ANDREW CATH RUBENSTEIN
RIO PIERCE
JEFFREY A. PAYNE
HANNAH L. DUBINA
ADAM GOTTESFELD
NICHOLAS D. FRAM
JOHN F. MULLER
LAURA C. ZARAGOZA
JOHN L. SCHWAB
SARA N. TAYLOR
ALEXANDER D. TEREPKA
MAXIMILLIAN L. FELDMAN
SAMUEL T. BOYD
PETER E. BOOS
SETH J. FORTIN
DAVID T. RYAN
ANKUR MANDHANIA
J'ME K. FORREST
ASHLEY D. KAPLAN
JESSICA REICH BARIL
JEREMY K. BEECHER
MATTHEW K. DONOHUE
ALLYSON R. BENNETT
ARIEL GREEN
ELIZABETH A. LAUGHTON
EMILY CURRAN-HUBERTY
TIMOTHY J. MOON
JORDAN X. NAVARETTE
JOHN B. MAJOR
BRYN A. WILLIAMS
DAVID J. FEDER
LAUREN C. BARNETT
NICHOLAS R. SIDNEY
C. HUNTER HAYES
KIMBERLY D. OMENS
EMILY BUSSIGEL
USHA C. VANCE

OF COUNSEL

ROBERT K. JOHNSON†
ALAN V. FRIEDMAN†
MARK H. KIM
ALLISON B. STEIN
BRAD SCHNEIDER
ERIC P. TUTTLE
PETER E. GRATZINGER
PETER A. DETRE
PATRICK J. CAFFERTY, JR.

E. LEROY TOLLES
(1922-2008)

October 6, 2016

STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017

Re: Depomed, Inc.

Ladies & Gentlemen:

We have acted as special California counsel to Starboard Value LP and its affiliates (collectively, "Starboard") in connection with Starboard's call for a special meeting of shareholders of Depomed, Inc. ("Depomed"), which is scheduled to be held on November 15, 2016 (the "Special Meeting"), pursuant to Section 2 of Depomed's Amended and Restated Bylaws ("Bylaws") and Section 600(d) of the California General Corporation Law ("CGCL").

Pursuant to Starboard's Special Meeting Request Form, dated September 16, 2016, Starboard requested that the Company call the Special Meeting for the purposes and the matters proposed to be acted on at the Special Meeting as set forth in Starboard's Record Date Request Notice delivered to Depomed on May 26, 2016, including the removal from office of all incumbent directors of Depomed, constituting the entire Board of Directors of Depomed.

In connection with the conduct of the Special Meeting, subject to the assumptions, qualifications, and limitations set forth herein, we are of the opinion that:

1. Under Section 303(a) of the CGCL, because Depomed does not have a classified board of directors, the entire Board of Directors of Depomed may be removed at the Special Meeting by the affirmative vote of a majority of the outstanding shares of Common Stock of Depomed entitled to vote at the Special Meeting (the "Voting Shares").

2. Under Section 303(a)(1) of the CGCL, because Depomed does not have a classified board of directors, if the entire Board of Directors of Depomed is not removed, an

32276544.7

MUNGER, TOLLES & OLSON LLP

STARBOARD VALUE LP
October 6, 2016
Page 2

individual director may be removed at the Special Meeting by the affirmative vote of a majority of the Voting Shares, except that no individual director of Depomed may be removed at the Special Meeting when the votes cast against removal of such director would be sufficient to elect such director if voted cumulatively at an election in which the same total number of votes were cast and the entire number of directors authorized at the time of such director's most recent election were then being elected, notwithstanding the fact that Depomed has eliminated cumulative voting in the election of directors.

3. As a result of the above-cited Sections of the CGCL and Depomed's Bylaws, the number of Voting Shares required to block removal of an individual director can be calculated as follows:

$$X = (N*S)/(D+1) + 1$$

Where:

X is the number of Voting Shares required to block removal

N is the number of directors sought to be removed

S is total number of Voting Shares voted

D is the number of directors to be elected (i.e., the number of authorized directors)

In the calculation of the number of Voting Shares required to block removal of a single director, the value of N=1. Depomed had 6 authorized directors as of the most recent election for each such director, meaning that D=6. X and S cannot be determined in advance of the meeting as their values depend on the total number of Voting Shares voted. However, if we assume that all Voting Shares (61,507,774 Voting Shares) are voted at the Special Meeting, we can determine a maximum value for X as follows:

$X = (1*61{,}507{,}774)/(6+1)+1 = (61{,}507{,}774)/7 + 1 \approx 8{,}786{,}825$. Thus, unless the entire Board of Directors of Depomed is removed by a vote for removal of the entire Board of Directors, if all Voting Shares were voted, 14.29% of Voting Shares (8,786,825/61,507,774) voted against removal of a director would be sufficient to block removal of that director.

In the event fewer than all Voting Shares are voted, the number of Voting Shares required to block removal of an individual director (X) will also decline based on the relationship expressed in the above formula.

We are admitted to practice law only in the State of California. We express no opinion as to the laws of any other jurisdiction, and no opinion regarding the statutes, administrative

MUNGER, TOLLES & OLSON LLP

STARBOARD VALUE LP
October 6, 2016
Page 3

decisions, rules, regulations or requirements of any county, municipality, subdivision or local authority of any jurisdiction.

This opinion letter is expressly limited to the matters set forth above, and we express no opinion, whether by implication or otherwise, as to any other matter. The opinion expressed above is given only as of the date hereof, and we disclaim any obligation to update or supplement this opinion letter after the date hereof for any reason whatsoever, including, without limitation, as a result of any change after the date hereof in any applicable law or our awareness after the date hereof of any facts that may change the opinion expressed above. This opinion letter is an expression of our professional judgment on the legal issues expressly addressed herein. By rendering our opinion, we neither become an insurer or guarantor of such expression of our professional judgment nor guarantee the outcome of any legal dispute that may arise out of the Special Meeting.

This opinion letter is solely for your benefit and may not be used or relied upon by any other person for any purpose, nor may it be published or communicated to, nor may copies be delivered to, any other person, for any purpose whatsoever, without our prior written consent in each instance, except that you may deliver a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with their review of the preliminary proxy statement on Schedule 14A and amendments thereto relating to the Special Meeting filed by Starboard on September 21, 2016 (File No. 001-13111).

Very truly yours,

Munger, Tolles & Olson LLP